May 1, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Barbara C. Jacobs

Re:	Carbon Black, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-224196

Dear Ms. Jacobs:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as Representatives of the several underwriters of the Company’s proposed public offering of shares of the Company’s common stock, we hereby join the Company’s request for acceleration of the effective date of the above-referenced Registration Statement, as amended, requesting effectiveness for May 3, 2018 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 4,329 copies of the Company’s Preliminary Prospectus dated April 23, 2018 through the date hereof to underwriters, dealers, institutional investors and others.

The undersigned, as Representatives of the several underwriters, have complied and will continue to comply, and have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

Very truly yours,

MORGAN STANLEY & CO. LLC
J.P. MORGAN SECURITIES LLC

As Representatives of the Several Underwriters

By: Morgan Stanley & Co. LLC

By:	/s/ Andrew Daly
Name:	Andrew Daly
Title:	Vice President

By: J.P. Morgan Securities LLC

By:	/s/ Paul J. Mulé
Name:	Paul J. Mulé
Title:	Executive Director

[Signature Page to Acceleration Request]